UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number: 000-29948

STARFIELD RESOURCES INC.
(Translation of registrant's name into English)

420-625 Howe Street, Vancouver
British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Alternative Monthly Report Under Part 4 of National Instrument 62-103

99.2	News Release dated January 19, 2006

99.3	Interim Financial Statements for the Nine Months Ended November 30, 2005

99.4	Management's Discussion and Analysis for the Nine Months Ended November 30, 2005

99.5	Form 52-109FT2 - Certification of Interim Filings - CEO

99.6	Form 52-109FT2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.
(Registrant)

Date: January 31, 2006	By:	/s/ Glen Indra
Glen Indra

	Title:	Director